Elamex

1800 Northwestern Dr. El Paso, TX 79912

October 31, 2005

Donna Di Silvio
Staff Accountant
Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:	Elamex, S.A. de C.V. (the “Company”)
10-K for the fiscal year ended December 31, 2004
10-Q for the quarterly period ended March 31, 2005
File No. 000-27992 (the "Comment Letter")

Dear Ms. Di Silvio:

Following is our response to your Comment Letter of October 17, 2005. In order to facilitate your review, we have repeated each of your numbered comments in bold italics followed immediately by our response to that particular comment.

Form 10-K for the fiscal year ended December 31, 2004

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, Page 24

1.
We note you will amend your Form 1O-K to provide separate audited financial statements of Qualcore as of and for the year ended December 31,2004 in response to comment 1 of our letter dated August 10,2005. Please confirm that the significant subsidiary test under Rule 3-09 of Regulation S-X was evaluated for each of the years presented in your determination that audited statements were required only for 2004. See paragraph (b) of Rule 3-09 of Regulation S-X.

Response:

The Company confirms that it will amend its filing on Form 10-K/A to provide separate audited financial statements of Qualcore as of and for the year ended December 31, 2004.

The historical results of Elamex and Qualcore indicate that the JV investment was not significant according to Rule 3-09 as follows:

The results of the investment test at December 31, 2004, 2003 and 2002 were 0%, 1 % and 2%, respectively. The results of the income test for the years ended December 31, 2004, 2003 and 2002 were 35.1%, 6.2% and 19.6%, respectively. Please see Exhibit 1.

If you have questions or require additional information you may contact me at (915) 298-3071 or Dan Rabun of Baker & McKenzie LLP at (214) 978-3018.

Sincerely,

Sam L. Henry
Senior Vice-President and Chief Financial Officer

Exhibit 1

Tests related to the significance of our 50.01% owned equity method investee Qualcore S. de R.L. de C.V. according to Rule 3-09 of Regulation S-X as of December 31, 2004, 2003 and 2002 and for each of the three years in the period ended December 31, 2004:

The following summarizes the revised computations to determine if Qualcore meets the conditions required to define a significant subsidiary.

1)
The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

AS OF DECEMBER 31,
(In thousands of U.S. dollars)
	2004	2003	2002
Registrant's total assets	54,250	67,403	134,501
Investment and loans to unconsolidated joint venture	-	864	2,669
Investment in JV as a percentage of registrant's total assets	0%	1%	2%

2)
The registrant's and its other subsidiaries' proportionate share of the total assets (after inter-company eliminations) of the subsidiary exceeds 20 percent of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year.

Not applicable for this case

3)
The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

Computational note: For purposes of making the prescribed income test the following guidance should be applied:

1.
When a loss has been incurred by either the parent and its subsidiaries consolidated or the tested subsidiary, but not both, the equity in the income or loss of the tested subsidiary should be excluded from the income of the registrant and its subsidiaries consolidated for purposes of the computation.

This is not applicable as both entities had losses in fiscal 2004.

2.
If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

This is not applicable as both entities had losses in fiscal 2004.

3.
Where the test involves combined entities, as in the case of determining whether summarized financial data should be presented, entities reporting losses shall not be aggregated with entities reporting income.

This is not applicable as the test does not involve combined entities.

AS OF AND FOR THE YEARS ENDED DECEMBER 31,
(In thousands of U.S. dollars)
	2004	2003	2002

Loss before income taxes, equity in losses of unconsolidated joint venture and cumulative effect of change in accounting principle	(2,366)	(30,082)	(4,600)
Equity in losses of unconsolidated affiliate, net of tax	(1,408)	(2,107)	(1,125)
Registrant's loss before income taxes and cumulative effect of change in accounting principle	(3,774)	(32,189)	(5,725)

Qualcore loss before income taxes and cumulative effect of change in accounting principle	(2,650)	(3,958)	(2,249)
50.01% of loss	(1,325)	(1,980)	(1,125)

Qualcore's loss as a percentage of registrant's loss	35.1%	6.2%	19.6%